UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.  Name and Address of Reporting
Person
        JAMES H. THORNTON
        43 CEDAR HILL LANE
        MEDIA, PA 19063
2.  Issuer Name and Ticker or Trading Symbol
        DNB FINANCIAL CORPORATION
        DNBF
3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
        ###-##-####
4.  Statement for Month/Year
        JUNE 2002
5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
        (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7.  Individual or Joint/Group Filing (Check Applicable Line)
        (X)  Form filed by One Reporting Person
        ( )  Form filed by More than One Reporting Person
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Table I- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                          4                                                6
                                                          Security Acquired (A) or          5              Owner-
                                                              Disposed of (D)               Amount of      ship
                                                            (Instr. 3, 4 and 5)             Securities     Form:        7
                               2                         ---------------------------        Beneficially   Direct       Nature of
                               Transaction  3                       (A)                     Owned at End   (D) or       Indirect
1                              Date         Transaction              or       Price         of Issuer's    Indirect     Beneficial
Title of Security              (mm/dd/yy)   Code         Amount     (D)                     Fiscal Year    (I)          Ownership
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Common Stock- DNBF                                                                          1,168          D
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
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                                       9         10
               2                                                                                       Number    Owner-
               Conver-                                                                                 of        ship
               sion                                                                                    Deriv-    of
               or                       5             6                                                ative     Deriv-     11
               Exer-                    Number of     Date                                             Secur-    ative      Nature
               cise    3                Derivative    Exercisable and  7                        8      ities     Secur-     of
               Price   Trans-           Securities    Expiration Date  Title and Amount of      Price  Bene-     ity:       In-
               of      action           Acquired (A)  (Month/Day/Year) Underlying Securities    of     ficially  Direct     direct
1              Deriv-  Date      4      or Disposed   ----------------  ----------------------  Deriv- Owned     (D) or     Bene-
Title of       ative   (Month/   Trans- of (D)       Date     Expira-                Amount or  ative  at End    In-        ficial
Derivative     Secur-  Day/      action ------------ Exer-    tion                   Number of  Secur- of        direct     Owner-
Security       ity     Year)     Code   (A)   (D)    cisable  Date     Title         Shares     ity    Year      (I)        ship
-------------- ------- --------- ------ ------------ ----------------  ------------- ---------  ------ --------- ---------  -------
Stock Option     8.08  6/30/1995   A    1,043        12/31/95  6/30/05 DNB Fin.Corp.   1,043           1,043      D
  to Purchase                                                          Common Stock
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                10.91  6/30/1996   A    1,340        12/31/96  6/30/06  DNB Fin.Corp   1,340           1,340      D
                                                                       Common Stock
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                15.87  6/30/1997   A    1,470        12/31/97  6/30/07 DNB Fin.Corp.   1,470           1,470      D
                                                                       Common Stock
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                29.00  6/30/1998   A    1,408        12/31/98  6/30/08 DNB Fin.Corp.   1,408           1,408      D
                                                                       Common Stock
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                23.32  6/30/1999   A    1,407        12/31/99  6/30/09 DNB Fin.Corp.   1,407           1,407      D
                                                                       Common Stock
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                12.36  6/30/2000   A    1,406        12/31/00  6/30/10 DNB Fin.Corp.   1,406           1,406      D
                                                                       Common Stock
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                14.95  6/30/2001   A    1,405        12/31/01  6/30/11 DNB Fin.Corp.   1,405           1,405      D
                                                                       Common Stock
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                22.55  6/30/2002   A    1,405        12/31/02  6/30/12 DNB Fin.Corp.   1,405           1,405      D
                                                                       Common Stock
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Explanation of Responses:
Signature of Reporting Person
/s/ Bruce E. Moroney for James H. Thornton
DATE
July 10, 2002